PE 1/7/2016



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

JAN 20 2016

Washington, DC 20549





15008713

DIVISION OF
CORPORATION FINANCE

January 20, 2016

Christopher J. Kearns
ACE Group
chris.kearns@acegroup.com

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public Availability: 1-20-16

Re: ACE Limited
Incoming letter dated January 7, 2016

Dear Mr. Kearns:

This is in response to your letter dated January 7, 2016 concerning the shareholder proposal submitted to ACE by Qube Investment Management Inc. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Ian Quigley
Qube Investment Management Inc.
ian@qubeconsulting.ca

January 20, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: ACE Limited
Incoming letter dated January 7, 2016

The proposal provides that the board shall require that the audit committee request proposals for the audit engagement no less than every eight years.

There appears to be some basis for your view that ACE may exclude the proposal under rule 14a-8(i)(7), as relating to ACE's ordinary business operations. In this regard, we note that the proposal relates to the selection of independent auditors or, more generally, management of the independent auditor's engagement. Accordingly, we will not recommend enforcement action to the Commission if ACE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which ACE relies.

Sincerely,

Jacqueline Kaufman
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



ACE Group
1133 Avenue of Americas
New York NY 10036
United States of America

(212) 827-4422 *main*
(212) 827-4449 *fax*
chris.kearns@acegroup.com
www.acegroup.com

Christopher J Kearns
Deputy General Counsel
Corporate Affairs

January 7, 2016

Via Email

Shareholderproposals@sec.gov
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: ACE Limited – Shareholder Proposal Submitted by Qube Investment Management Inc. – Rule 14a-8

Ladies and Gentlemen:

On behalf of ACE Limited [1] ("ACE" or the "Company") and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), I hereby request confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if, in reliance on Exchange Act Rule 14a-8, ACE excludes a proposal submitted by Qube Investment Management Inc. (the "Proponent" or "Qube") from the proxy materials for ACE's 2016 annual general meeting of shareholders. ACE currently expects to file the 2016 proxy statement in definitive form with the Commission on or about April 6, 2016. Because, as a Swiss corporation, ACE is routinely required to include agenda items for voting at its shareholders meeting every year that trigger a preliminary filing requirement, ACE currently plans to file the 2016 proxy statement in preliminary form with the Commission on or about March 21, 2016.

On November 6, 2015, ACE received the following proposal for consideration at ACE's 2016 annual general meeting of shareholders:

PROPOSAL - Requests for Proposals for the Audit Engagement

RESOLVED - That the Board of Directors shall require that the Audit Committee will request proposals for the Audit Engagement no less than every 8 Years.

---

[1] Following the completion of its acquisition of The Chubb Corporation, the Company will be changing its name to Chubb Limited.

718688217

Pursuant to Rule 14a-8(j), I have enclosed a copy of the proposed resolution, together with the supporting statement, as Exhibit A (collectively, the "Proposal") as transmitted to ACE. I have also enclosed a copy of all relevant additional correspondence exchanged with the Proponent as Exhibit B. A copy of this letter is simultaneously being sent to the Proponent.

ACE believes that the Proposal may be properly omitted from ACE's 2016 proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

I. The Proposal is properly excluded under Rule 14a-8(f)(1) because the Proponent failed to supply sufficient documentary support to satisfy the ownership requirements of Rule 14a-8(b).

ACE received the Proposal on November 6, 2015, along with a cover letter dated October 28, 2015. ACE has confirmed with its transfer agent that the Proponent is not a record holder of ACE common shares. Included with the Proposal was a letter dated October 28, 2015 from National Bank Correspondent Network (the "NBCN Letter") stating that Qube holds 210 ACE shares "through its clients" and that Qube is "an investment management firm that has been set up with the authority to submit shareholder proposals and exercise proxies on behalf of their clients." A copy of the NBCN Letter is included in Exhibit A.

On November 19, 2013, ACE sent an acknowledgement/notice of deficiency (the "Deficiency Notice") to the Proponent, a copy of which is included in Exhibit B, informing the Proponent that the NBCN Letter failed to provide sufficient documentary support to satisfy the ownership requirements of Rule 14a-8(b). The Deficiency Notice explained that although Qube might be authorized to vote ACE shares and to purchase or sell ACE shares on behalf of its clients, Qube had not demonstrated that Qube, as investment advisor, has an economic interest in the specified shares, that Qube owns such shares or that such shares are owned by any clients that have expressly authorized Qube to submit the Proposal on their behalf. The NBCN Letter, therefore, was insufficient to establish that Qube is a "shareholder" eligible to submit the Proposal.

The Deficiency Notice specified ways for the Proponent to provide adequate proof of ownership in three different circumstances, summarized as followed and more fully described in the Deficiency Notice:

1. To the extent that Qube seeks to rely on its clients' ownership of ACE shares to establish its own eligibility to submit the Proposal, Qube must demonstrate in writing that it has an economic interest in the shares held in its clients' accounts. In addition, Qube must demonstrate in writing that Qube can make a representation with respect to the shares held in those accounts being held through the date of ACE's 2016 annual general meeting of shareholders.

2. If Qube intends instead to establish its ownership of ACE shares other than the client-owned shares listed in the proof of ownership, Qube must provide proof that (i) Qube held the requisite number or value of shares of ACE shares on the date of submission of the Proposal apart from the shares owned by Qube's clients in managed accounts, and (ii) Qube had continuously held those shares for the one-year period preceding submission of the Proposal. The Deficiency Notice

explained that this proof of ownership could be accomplished through a letter from the record holder who is a DTC participant.

3. In the event of a proposal submitted on behalf of a shareholder for which Qube serves as investment manager, then Qube and the shareholder owning the ACE shares must provide written documentation to ACE identifying the shareholder that owns the requisite ACE shares, evidence that the shareholder had authorized Qube to submit the Proposal on the shareholder's behalf as of the date the Proposal was submitted, proof of its ownership of ACE shares for the one-year period preceding and including the date the Proposal was submitted as described in the Deficiency Notice, and a written statement from the shareholder that it intends to hold such shares through the date of ACE's 2016 annual general meeting.

The Proponent received the Deficiency Notice via email on November 19, 2015, as well as via fax and courier on November 20, 2015, as evidenced by the email delivery notice, the facsimile confirmation and the courier confirmation, copies of which are included in Exhibit C. The Deficiency Notice advised the Proponent that it needed to submit adequate proof of eligibility to the Company within 14 calendar days of the Proponent's receipt of the Deficiency Notice and included copies of Rule 14a-8, Staff Legal Bulletin No. 14F and Staff Legal Bulletin No. 14G.

On December 2, 2015, the Company received a letter from the Proponent dated November 19, 2015 (the "Response Letter"), a copy of which is included in Exhibit B. The Response Letter itself failed to provide sufficient documentary support to satisfy the eligibility requirements of Rule 14a-8(b) and the Proponent declined to submit additional documentation to correct the deficiencies identified in the Deficiency Notice.

The Staff has made clear that, to be a "shareholder" who has continuously "held" the requisite amount of securities to be eligible to submit a proposal, a person must have an economic interest in the securities that provide the basis for eligibility. The Staff has explained that the purpose of this requirement is to ensure that the proponent has an "economic stake or investment interest in the corporation." See Exchange Act Release No. 34-20091 (August 16, 1983). Accordingly, the Staff has permitted exclusion of proposals submitted by investment advisors who based their eligibility on securities held in client accounts of which the advisor was beneficial owner for purposes of Section 13(d) of the Exchange Act but in which the advisor had no economic stake. *See Chesapeake Energy Corporation* (April 13, 2010); and *The Western Union Company* (March 4, 2010, recons. den. March 19, 2010). In each of these letters, the Staff rejected the investment advisor's argument that it met the eligibility requirement of Rule 14a-8(b) by beneficially owning securities consistent with Section 13(d) of the Exchange Act (i.e., by having voting or investment power over the securities). In each case, the Staff concurred that a proposal submitted by the investment advisor was excludable under Rule 14a-8(f) because the advisor "had no economic stake or investment interest in the company by virtue of the shares held in its clients' accounts."

As in the letters cited above, Qube has offered no proof that it has any economic interest in the ACE common shares held in the client accounts it manages. Qube provided a copy of its investment management agreement with Ian Quigley, Qube's Senior Portfolio Manager (the "Quigley IMA"), as part of its initial submission, but, even assuming it is a representative agreement, nothing in the Quigley IMA suggests that Qube has any economic interest in clients' securities for which it provides portfolio management services. Qube's website (http://qubeconsulting.ca/investments/faq-1/) states that Qube, as a professional investment manager, only offers investment management in segregated accounts at TD Waterhouse maintained in the names of individual clients. This website further states that Qube never takes possession of client securities. Because Qube merely manages securities owned by and held in the names of its clients (including the Company common shares listed in the NBCN Letter), Qube does not have an economic interest in the securities sufficient to establish that Qube is a "shareholder" eligible to submit the Proposal.

In its Response Letter, Qube asserted that it owns requisite ACE shares "within Qube's own household accounts." Qube does not specify what it means by a "household account." In any event, Qube did ***not*** provide documentation from a DTC participant evidencing that Qube itself owns any shares of ACE, let alone that Qube owned the requisite number or value of ACE shares for the time period required by Rule 14a-8. As noted above, Qube itself is not a record holder of any ACE shares.

To the extent that the Proponent was seeking to submit the Proposal acting on behalf of its clients, the Proponent failed to offer any evidence that its clients had authorized it to submit the Proposal. The Staff has permitted exclusion under Rule 14a-8(b) of proposals submitted by investment advisors based on securities held in client accounts in the absence of proof that the investment advisor was authorized to submit proposals on behalf of its clients. See *Chesapeake Energy Corporation* (April 13, 2010); *Western Union Company* (March 4, 2010, recons. den. March 19, 2010); and *Western Union Company* (March 4, 2008).

For an investment advisor to be permitted to submit proposals on behalf of clients (where the advisor has no economic interest in its clients' shares of company stock), the advisor must demonstrate that its clients delegated to it authority to submit proposals on their behalf. See *Smithfields Foods, Inc.* (June 24, 2010). In *Smithfields Foods, Inc.*, the investment advisor submitted a proposal on behalf of a specific investment fund for which it served as investment advisor. That fund was the proponent and a proof of ownership was submitted evidencing the fund's ownership of the shares.

Furthermore, to the extent that Qube seeks to submit the Proposal on behalf of its clients, Qube must demonstrate that such clients satisfy the eligibility requirements of Rule 14a-8(b). Such requirements include providing written statements of the intentions of the specific clients to hold the requisite amount of shares through the date of the Company's 2016 annual general meeting. With respect to this requirement, Staff Legal Bulletin 14 confirmed the Staff's view that a shareholder "must provide this written statement [of intent to hold the requisite shares,] regardless of the method that the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholders submits the proposal." Accordingly, the Staff has consistently concurred in the exclusion of proposals when the company was not provided an adequate statement of intent to continue holding the requisite amount of shares through the date of the meeting. See, e.g., *General Mills, Inc.* (June 25, 2013); and *General Electric Co.* (January 30, 2012).

In particular, in *Energen Corporation (Calvert)* (February 22, 2011), the Staff has permitted the exclusion of a proposal submitted by an investment advisor on behalf of clients where the investment advisor, rather than the clients, provided the written statement of intention to hold the company securities through the date of the annual meeting. In its reply in *Energen*, the Staff specifically stated: "we note that although Calvert Asset Management Company, Inc. may have been authorized to act and speak on behalf of shareholders, it has provided a statement of its own intentions and not of the shareholders' intentions. Accordingly, we will not recommend enforcement action to the Commission if Energen omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f)."

Here, nothing in the Proponent's submission (including Qube's initial submission materials and its Response Letter) establishes that Qube has the authority to submit the Proposal on behalf of its clients. While Qube provided a copy of the Quigley IMA, Qube has not indicated that Mr. Quigley is the client whose ACE shares are referenced in the NBCN Letter. Furthermore, the Quigley IMA addresses voting of shares; it does not authorize the Proponent to submit shareholder proposals pursuant to Rule 14a-8, which is a different matter. In addition, the Quigley IMA provides that either party may terminate the agreement upon 90 days notice. ACE's 2016 annual general meeting is more than 90 days after the date both the date the Proposal was received and the date the Response Letter was received. Therefore Qube was not in a position to make the required representation of intent that the ACE shares would be held through the date of the annual general meeting without an undertaking from the client(s) holding the ACE shares. The Deficiency Letter stated that the copy of the Quigley IMA did not satisfy the requirements to establish that Qube has the authority to submit the Proposal on behalf of its clients. Qube's assertions in the Response Letter also do not establish its authority to submit the Proposal on behalf of clients or provide evidence of its clients' intention not to terminate its investment management agreement with Qube or sell their ACE common shares prior to the ACE 2016 annual general meeting.

Qube ignored ACE's instructions set forth in the Deficiency Notice to provide proof establishing that it is entitled to submit a proposal for inclusion in ACE's proxy statement pursuant to Rule 14a-8 within 14 days of its receipt of the Deficiency Notice. Qube did not establish that it has an economic stake in the ACE shares under its management referenced in the NBCN Letter. Qube did not provide DTC documentation that it owned any ACE shares. Qube did not identify the clients on whose behalf it purported to submit the Proposal. Qube did not provide any documentation from any clients evidencing authorization for Qube to submit the Proposal on their behalf and/or stating such clients' intention to hold ACE shares through the ACE 2016 annual general meeting of shareholders.

Since Qube has not demonstrated that it is a shareholder eligible to submit the Proposal in its own right and has not established the authority to submit the Proposal on behalf of its clients, the Proposal was not submitted by or on behalf of a shareholder meeting the eligibility requirements of Rule 14a-8(b). The Company properly notified the Proponent of these defects, and the Proponent failed to cure them within the timeframe required by Rule 14a-8(f)(1). Although the Response Letter offered to provide additional information if requested by the Commission, the Proponent did not submit documentation to ACE establishing its right to submit the Proposal within 14 days of its receipt of the Deficiency Notice. Neither Rule 14a-8(f)(1) nor Staff Legal Bulletins interpreting Rule 14a-8 permit such proof of ownership and evidence of authority to be provided to the Company after the expiration of the 14-day cure period following receipt of a notice explaining deficiencies.

Because the Proponent failed to supply sufficient documentary support to demonstrate that it meets the requirements to submit a shareholder proposal pursuant to Rule 14a-8, the Company may exclude the Proposal pursuant to Rule 14a-8(f)(1).

II. The Proposal may be excluded under Rule 14a-8(i)(7) because it addresses matters relating to the Company's ordinary business operations.

Rule 14a-8(i)(7) provides that a shareholder proposal may be omitted from a company's proxy statement if the proposal "deals with a matter relating to the company's ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 34-40018, (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The 1998 Release specified that the Commission's policy underlying the ordinary business exclusion rests on the following two central considerations:

1. "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and

2. the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

It is well-established, through a long series of precedents, that shareholder proposals relating to the auditor selection and audit engagement management constitute ordinary business operations for the purposes of Rule 14a-8(i)(7). The Staff has repeatedly affirmed this position, stating in its replies to no-action requests regarding such shareholder proposals:

> Proposals concerning the selection of independent auditors or, more generally, management of the independent auditor's engagement, are generally excludable under rule 14a-8(i)(7).

The Staff has included this explanation when permitting the exclusion of audit rotation policies as ordinary business. See, for example, *Sprint Nextel Corporation* (December 28, 2011), *Baker Hughes Incorporated* (December 27, 2011), and *Alcoa Inc.* (December 23, 2011). The Staff also included this explanation in its replies permitting the exclusion under Rule 14a-8(i)(7) of proposals requesting among, other things, information about a company's policies or practices of periodically seeking competitive bids from other public accounting firms for audit engagement. See for example, *CA, Inc.* (May 3, 2012), *Computer Sciences Corporation* (May 3, 2012; recons. denied June 26, 2012), *Dell Inc.* (May 3, 2012; recons. denied June 26, 2012), *McKesson Corporation* (May 3, 2012), and *Xilinx, Inc.* (May 3, 2012). The no-action letters cited in this paragraph are just a few of the many no-action letters in which the Staff has consistently determined that shareholder proposals relating to the selection of independent auditors and the management of the audit engagement may be excluded from proxy materials pursuant to Rule 14a-8(i)(7).

Since the purpose of requesting proposals for the audit engagement is to consider whether to change the Company's auditors, the process of requesting such proposals necessarily involves the selection, and management of the engagement, of the Company's independent auditors. Consistent with Exchange Act Rule 10A-3(b)(2) and Section 303A.06 of the New York Stock Exchange (the "NYSE") Listed Company Manual, the Company's Audit Committee's charter states that the Audit Committee has "the sole authority to propose to the Board proposals for the shareholders meeting regarding the election or dismissal of the Company's independent auditors" and "the sole authority to approve audit engagement fees and terms as well as any significant non-audit relationship with the Company's independent auditors." The Proposal seeks to impermissibly constrain the Audit Committee's judgment on a matter relating to the Company's ordinary business operations by requiring the Audit Committee to seek proposals for the audit engagement on a specific schedule.

Decisions regarding when it is appropriate to seek proposals for the engagement of independent auditors require the consideration of many complex factors that shareholders would not be able to adequately assess on behalf of the Company. For example, some of the factors influencing the suitability and availability of independent auditing firms from which to seek bids include: the reputation and integrity of the firms; the capabilities of such firms to competently audit the Company (considering its geographic and operational scope); the quality of the engagement teams proposed to staff the Company's audit; the firms' expertise in the various jurisdictions' accounting, auditing and regulatory standards applicable to the Company; the firms' knowledge of the Company's industry; the firms' relationships with the Company's competitors; the firms' relationships with the Company that could impair independence; and the performance of the current independent auditors in past audits of the Company. In addition, the Audit Committee is best positioned to evaluate other potential costs and benefits of selecting new independent auditors, such as the costs associated with familiarizing a new firm with the Company and its financial reporting and internal control systems. The evaluation of these factors requires the Audit Committee to use its expertise and business judgment when determining when it is appropriate for the Company to request proposals for the audit engagement. Without regard to such considerations, the policy requested by the Proposal would require the Company to seek requests for proposals for the audit engagement on a pre-determined schedule, even if the Audit Committee determines that a change in the independent auditors would not be in the Company's best interests.

In addition, in determining whether to seek a change in the Company's independent auditors, the availability of a suitable alternative firm must be considered in light of then-existing circumstances. The Company's operations are expansive and involve multiple business segments with operations in 54 countries. Furthermore, the Company expects to significantly expand its operations upon completion of its contemplated acquisition of The Chubb Corporation. Accordingly, the Company must select for independent auditors a leading national or international firm with broad expertise and significant resources, of which there are very few. These firms typically offer valuable professional services beyond auditing and related services. The Company currently utilizes non-audit services from leading national and international audit firms other than its independent auditors and likely will continue to utilize in the future. These non-audit services may impair a particular firm's ability to be independent and disqualify it from eligibility to serve as the Company's independent auditors. Although the Audit Committee and management could plan for a possible change in auditors as a result of a request for proposals by not engaging a particular firm for services that would raise an independence issue, requiring them to so plan within a mandated time frame would interfere with their management of the ordinary business of the Company and result in significant disruption of ongoing projects or delays in their completion, as well as additional costs. The Audit Committee has access to the complete scope of information needed to manage the engagement of the Company's independent auditors.

The Audit Committee is in the best position to assess these factors, and their evaluation requires the Audit Committee to use its expertise and business judgment in determining whether to retain a particular firm as its independent auditors or to seek proposals for potential replacement independent auditors. The Audit Committee is composed of directors whom the Company's Board of Directors has determined have the expertise in financial matters necessary to address the matters referred to in the Proposal. The Company's Audit Committee charter specifically requires that each member of the committee have such level of experience and expertise in accounting, financial and related matters to be able to effectively fulfill his or her duties as a member of the committee and that at least one member of the committee shall have the attributes of an "audit committee financial expert" (as defined by the Commission's rules). As disclosed in ACE's proxy statement for its 2015 annual general meeting, each of its Audit Committee members is independent of the Company and its management, within the meaning of NYSE listing standards, and has been determined by the Board of Directors to be financially literate, as contemplated by NYSE listing standards, and an "audit committee financial expert" within the meaning of the Commission's rules. Accordingly, the members of the Audit Committee have special expertise, not possessed by the vast majority of shareholders, to assess how the engagement of the Company's independent auditor should be managed. The Proposal would inappropriately limit the Audit Committee's discretion in fulfilling its duties by requiring it to seek audit engagement proposals, without regard to these factors, all of which are clearly pertinent to whether the retention of particular firm or a change to a new firm based on a mandated request for audit engagement proposals would be in the best interests of the Company's shareholders in light of all of the facts and circumstances at the time. If implemented, the Proposal would interfere with decisions that should be made by the Audit Committee, which has the proper expertise and full information required to determine when it is in the best interests of the Company and its shareholders to seek proposals for engagement of the Company's independent audit firm.

We do not believe that the Proposal, which seeks to require the Audit Committee to request proposals for the audit engagement, rises to the kind of "widespread public debate" that has on occasion led the Staff to conclude that a topic could potentially "transcend the day-to-day business matters" exclusion of Rule 14a-8(i)(7). Staff Legal Bulletin No. 14A (July 12, 2002). The Staff has repeatedly rejected the argument that auditor rotation proposals or proposals involving reports related to the audit engagement process, including competitive bids, were entitled to the significant social policy exception to Rule 14a-8(i)(7). See *Xilinx, Inc.* (May 3, 2012, recons. denied June 26, 2012), *NetApp Inc.* (May 10, 2012; recons. denied June 26, 2012) *Alcoa Inc.* (December 23, 2011), *Hewlett Packard Company* (November 18, 2011) and *El Paso Corporation* (February 23, 205). The Staff's consistent determination to permit the exclusion of shareholder proposals related to auditor rotation and to reports involving independent auditors supports the Company's view that a shareholder proposal mandating requests for proposals on the audit engagement on a specified schedule does not present a significant social policy issue that would override the ordinary business aspects of such proposal.

The Staff recently affirmed that exclusion analysis under Rule 14a-8(i)(7) "should focus on the underlying subject matter of a proposal's request for board or committee review regardless of how the proposal is framed." Division of Corporation Finance: Staff Legal Bulletin No. 14H (October 22, 2015). See also Release No. 34-20091 (August 16, 1983). The "underlying subject matter" of the Proposal clearly relates to the Company's ordinary business operations. The supporting statement included with the Proposal concedes that the Proposal is intended to implement the concept of "auditor rotation." As established in the many precedents cited above, the Staff has concurred with the conclusion that such policies are a matter of a company's ordinary business operations. So, too, are the Company's methods of selecting an auditor generally. There is little difference between the Proposal and past proposals the Staff has found to be excludable under Rule 14a-8(i)(7). That the Proponent casts the Proposal as requiring only that the Company solicit proposals instead of requiring a mandatory auditor rotation is of little consequence for the purposes of the Rule 14a-8(i)(7). The Proposal seeks to control the Company's method of selecting independent auditors, which is undeniably a part of the Company's ordinary business matters.

The Company's decision to seek proposals for potential selection and replacement of the independent auditors is a fundamental and routine matter that falls squarely within the scope of the Company's ordinary business operations. The Proposal clearly attempts to "micro-manage" this aspect of the Company's ordinary business operations. Therefore, ACE should be able to exclude the Proposal from its 2016 proxy materials pursuant to Rule 14a-8(i)(7).

III. The Proposal is properly excluded under Rule 14a-8(i)(1) because it is an improper subject for shareholder action under the laws of Switzerland, the Company's jurisdiction of incorporation, and under Rule 14a-8(i)(2) because it violates Swiss law.

A proposal may be excluded under Rule 14a-8(i)(1) if it does not concern a proper subject for action by shareholders under the laws of the jurisdiction of a company's organization. Similarly, a proposal may be excluded under Rule 14a-8(i)(2) if it would cause the company to violate any state, federal or foreign law to which it is subject. For the reasons set forth below and more fully articulated in the legal opinion from the Swiss law firm, Bär & Karrer, attached to this letter as Exhibit D (the "Swiss Law Opinion"), the Company believes the Proposal may be excluded because it is not a proper subject for action by shareholders under Swiss law and because its implementation would require the Company to violate Swiss law

The Proposal is impermissibly cast as a directive to the Board of Directors. The Proposal may be properly excluded from ACE's 2016 proxy materials because it mandates that the Board take actions to modify policies that are, under the laws of Switzerland and under the Company's governing documents, under the exclusive control of the Board. As more fully discussed in the Swiss Law Opinion, the Proposal is an improper subject for shareholder action and violates Swiss law because neither Swiss law nor the Company's Articles of Association (the "Articles"), which is the only governance document upon which the shareholders have the right to vote, provide any opportunity for shareholders to require the Board to implement requirements, including to require that the Audit Committee will request proposals for the audit engagement no less than every eight years. On the contrary, mandatory Swiss law provides that the implementation of such requirements is within the exclusive powers and discretion of the Board and precludes shareholders from directing the Board how it should exercise its discretion and implement such requirements.

Neither Swiss law nor any of ACE's governing documents grant power to the general meeting of shareholders to mandate Board action in order to require the Audit Committee to request proposals for the audit engagement no less than every eight years. Swiss law and Article 9 of the Articles give only a limited number of specifically delineated powers to the general meetings of shareholders. None of them empowers the shareholders to mandate Board action as contemplated by the Proposal.

Additionally, mandatory Swiss law and Articles 19-20 of the Articles grant to the Board broad and exclusive powers with respect to the management of the Company, including the power to ultimately direct the Company and "to determine the [Company's] organization." Save for requirements for the Compensation Committee which may be prescribed by the Articles of Association, the Board's exclusive powers include determinations related to requirements for board committees, such as a requirement for the Audit Committee for proposals as to the audit engagement, as mandated by the Proposal. Finally, Swiss law and Article 19 of the Articles provide that the Board "attends to all matters which are not delegated to or reserved to another corporate body of the Company by law, the Articles of Association or the [organizational] regulations." However, as stated above, the Proposal is not within the powers of shareholders as assigned either by the law or by the Company's governing documents.

It should be noted that ACE's Organizational Regulations, which govern Board procedure (including delegation to board committees and management) and are pursuant to Swiss law exclusively adopted by the Board, further provide that the Board of Directors has the "non-transferable" duty "to verify the professional qualifications of the specially qualified independent auditors of the Company." (Article 2.1.2)

As the Swiss Law Opinion discusses, it is improper under, and a violation of, Swiss law for shareholders to mandate Board action as contemplated by the Proposal, including for the shareholders to mandate the full Board to implement a requirement that the Audit Committee take specific actions with respect to the process of retaining independent auditors.

For the reasons discussed above and in the Swiss Law Opinion, ACE should be able to exclude the Proposal from its 2016 proxy materials under Rule 14a-8(i)(1) because the Proposal is an improper subject for shareholder action under Swiss law and under Rule 14a-8(i)(2) because the proposal would violate Swiss law.

IV. The Proposal is properly excluded under Rule 14a-8(i)(6) because the Company lacks the power and authority to implement the Proposal.

Rule 14a-8(i)(6) permits a proposal to be excluded "[i]f the company would lack the power or authority to implement the proposal."

Rule 10A-3 under the Exchange Act requires the audit committee, consisting solely of independent directors, of each listed issuer to be directly responsible for the appointment and retention of the work of the public accounting firm that audits the issuer. Specifically, Rule 10A-

3(b)(1) provides that "[e]ach member of the audit committee must be a member of the board of directors of the listed issuer, and must otherwise be independent" and Rule 10A-3(b)(2) states:

> The audit committee of each listed issuer, in its capacity as a committee of the board of directors, must be directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed issuer, and each such registered public accounting firm must report directly to the audit committee.

As an NYSE-listed company, ACE is subject to the NYSE requirements, set forth in Section 303A.06 and 303A.07 of the NYSE listed company manual, to have an audit committee that complies with this requirement of Rule 10A-3. In accordance with these requirements and as discussed above, the charter of ACE's Audit Committee specifies that the audit committee "shall have the sole authority to propose to the Board proposals for the shareholders meeting regarding the election or dismissal of the Company's independent auditors," as well as "the sole authority to approve audit engagement fees and terms as well as any significant non-audit relationship with the Company's independent auditors."

The Proposal states "[t]hat the Board of Directors shall *require* that the Audit Committee will request proposals for the Audit Engagement no less than every 8 Years." (emphasis added). However, pursuant to the Exchange Act and the NYSE Listed Company Manual, the direct responsibility for appointing and overseeing the Company's independent auditors is vested in the Company's Audit Committee. The Board of Directors does not have the power or authority to require the Audit Committee to take any specific action, or adopt any policy regarding the appointment, retention or oversight of the auditor without violating NYSE listing standards mandated by Rule 10A-3 under the Exchange Act.

For the reasons discussed above, ACE should be able to exclude the Proposal from its 2016 proxy materials under Rule 14a-8(i)(6) because the Company lacks the power and authority to implement the Proposal.

V. The Proposal may be omitted under Rule 14a-8(i)(3) and Rule 14a-9 because it is vague and indefinite, rendering it false and misleading in violation of the proxy rules.

The Proposal is excludable because it is vague and indefinite. Rule 14a-8(i)(3) allows the exclusion of a proposal if it is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in soliciting proxy materials. The SEC permits a shareholder proposal to be excluded under Rule 14a-8(i)(3) if shareholders cannot make an informed decision as to whether to vote for a proposal. See Staff Legal Bulletin No. 14B (September 15, 2004). The Staff has determined that a proposal is vague and misleading where a corporation and its shareholders might interpret the proposal differently, such that the actions taken by the company are different from those envisioned by the voting shareholders. *Puget Energy Inc.* (March 7, 2002) (citing *Occidental Petroleum Corp.* (April 4, 1990)).

The Proposal is vague and indefinite because neither the Company nor the voting shareholders would know how it should be implemented and, specifically, what is meant by "requests proposals for the Audit Engagement." For example, the Proposal fails to define "proposals for Audit Engagement." A public company may obtain multiple audits to support tax, financings, regulatory and statutory compliance, in addition to its integrated annual audit. In addition, such audits could be of individual subsidiaries or affiliated legal entities, performed on a regional consolidation basis or be of a limited scope. Such audits are not required to, but may be performed by the company's independent registered accountant and, therefore, require pre-approval by the Audit Committee in compliance with Section 10A(h) of the Exchange Act, Item 2-01(c)(7)(i) of Regulation S-X, Rule 10A-3(b)(2) and Section 303A.06 of the NYSE Listed Company Manual. As result, it is unclear to what type of "Audit Engagement" the Proposal refers.

Furthermore, the Proposal does not specify what actions the Audit Committee must take to satisfy the Proposal's requirement to "request proposals." For instance, the Proposal does not indicate how many proposals must be sought or what qualifications the auditors from whom proposals are requested must possess. It is not clear whether the Proposal would be satisfied if requests for proposals went only to PricewaterhouseCoopers (the Company's current independent auditors), only to PricewaterhouseCoopers and one other nationally or internationally recognized accounting firm, or only to PricewaterhouseCoopers and local accounting firms. Accordingly shareholders would no what precisely they would be voting upon if the Proposal were included in the Company's proxy statement.

For the reasons discussed above, ACE should be allowed to exclude the Proposal from its 2016 proxy materials pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend enforcement action to the Commission if ACE omits the Proposal from its 2016 proxy materials.

If the Staff has any questions, or if for any reason the Staff does not agree that ACE may omit the Proposal from its 2016 proxy materials, please contact Christopher Kearns of ACE at (212) 827-4422 or chris.kearns@acegroup.com or Laura Richman of Mayer Brown LLP at (312) 701-7304 or lrichman@mayerbrown.com. We would appreciate it if you would send your response by email or facsimile. The Proponent may be reached by contacting Ian Quigley at (780) 463-2688 or ian@qubeconsulting.ca.

Very truly yours,



Christopher J. Kearns
Deputy General Counsel, Corporate Affairs
ACE Group

cc: Ian Quigley
Portfolio Manager
Qube Investment Management Inc.

Exhibit A

Proposal


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October 28, 2015

Joseph F. Wayland, Corporate Secretary
ACE Ltd.
Barengasse 42, CH-8001
Zurich, Switzerland

RE: Independent Shareholder Proposal

Dear Mr. Wayland:

Qube Investment Management Inc. is a registered portfolio management firm in the Canadian provinces of Alberta and British Columbia. We represent approximately 150 high net worth investors, using a blended approach integrating fundamental analysis with Environmental, Social and Governance (ESG) factors. Our clients invest based on quality of earnings and social responsibility. We are proud shareholders and intend to keep holding our share positions through to the Annual General Meeting of Shareholders and beyond.

Through the investment management agreement (IMA) with all of our clients, they authorize us to complete proxy voting responsibilities on their behalf. This relationship has been confirmed in our custodial letter, and we also attach an example of our IMA for your review. Should you wish a copy of our proxy voting policies, we would also be happy to share.

After consultation with our clients and internal CSR analysts, we wish to submit the following proposal to our fellow shareholders for consideration at the upcoming Annual Shareholder's meeting:

Edmonton: 200 Kendall Building | 9414 - 91 Street NW | Edmonton, AB T6C 3P4
Tel: 780-463-2688 Fax: 780-450-6582 Toll Free: 1-866-463-7939

PROPOSAL – Request for Proposals for the Audit Engagement

RESOLVED – That the Board of Directors shall require that the Audit Committee will request proposals for the Audit Engagement no less than every 8 Years.

SUPPORTING STATEMENT

While the concept of auditor rotation is less common in North America, the European Union has moved forward with audit rotation rules and regulations. Some European countries, including Holland, have adopted even more assertive audit rotation measures than the EU. The annual audit provides the public with additional assurance (beyond management's own assertions) that a company's financial statements can be relied upon. This has important implications for investors, on their comfort level when making investment decisions and the return they expect on their capital. We have been unable to confirm a change in the audit partner at ACE since 1985.

It has been reported that over a third of the companies in the Russell 1000 index have auditors holding their position for more than 20 years. Qube Investment Management believes that excessive tenure creates a potential conflict of interest that is not in the shareholder's best interest. Over time, there is risk that the auditor will become conflicted maintaining a good relationship with its client (management) while working to fulfill the duty to rigorously question the corporate financial statements on behalf of shareholders.

Opponents to audit rotation assert that audit quality could be temporarily compromised due to the disruption of an auditor change. According to Eumedion (a European Corporate Governance Forum), this has not been the general experience in Europe. In fact, the opposite was found, with a number of companies postponing annual reports, reportedly due to the severity of the new external auditor. Further, Qube Investment Management believes a regular and formal RFP will ensure the audit committee is fully and openly assessing the quality of the incumbent audit firm.

Some fear that first-year audit fees could escalate by as much as 20% under a policy of mandatory rotation. In Europe, it has been reported that the majority of listed companies experienced a material decrease in audit costs after rotation, due to free market forces in the competitive bid process. Qube Investment Management further believes that these free market forces could inspire mid-tier accounting firms to grow and enter the audit market.

Having the audit committee issue a regular request for proposal on the audit engagement is a compromise to a forced rotation. It continues to empower the audit committee, but asks them to perform a genuine cost/benefit analysis on a potential change in auditor. The audit committee decides if a rotation brings benefit that outweighs its cost. It is our belief that competitive market forces will prevail, audit fees will reduce (or at least hold constant), while valuable governance and oversight will increase.

Such regular market competition for the audit engagement will also increase share value by increasing long-term audit quality, without an unjustified increase in audit cost. Increased audit quality will increase investor confidence, making shares more valuable.

****

We would be happy to attend the shareholder's meeting to communicate this proposal in person, if required. Please advise should you require anything else from us. Thank-you for facilitating the opportunity for valuable dialogue amongst shareholders.

Best regards,



Ian Quigley, MBA
Senior Portfolio Manager
Qube Investment Management Inc.
ian@qubeconsulting.ca



NATIONAL BANK
CORRESPONDENT NETWORK

Oct 28 2015

To whom it may concern:

This letter is provided at the request of Qube Investment Management Inc., an investment management firm that has been set up with the authority to submit shareholder proposals and exercise proxies on behalf of their clients.
Please accept this letter as confirmation that as of the date of this letter, Qube Investment Management Inc., through its clients, has continuously owned no fewer than the below number of shares since June 1 2014. A minimum of $2,000 was held continuously for a period of over 13 months.

The below shares referenced are registered in the name of NBCN INC a DTC participant (DTC No 5008).

Company Name	CUSIP	# of Shares
Colgate Palmolive Company (CL)	194162103	400
Nordstrom, Inc. (JWN)	655664100	363
Norfolk Southern Corporation (NSC)	655844108	214
PepsiCo Inc. (PEP)	713448108	230
Teck Resources Limited (TCK.B)	878742204	436
Enbridge, Inc. (ENB)	29250N105	410
Intel Corporation (INTC)	458140100	300
Bell Canada (BCE)	05534B760	360
Canadian National Railway Company (CNR)	136375102	400
Ace Limited (ACE)	H0023R105	210
Exxon Mobil Corp. (XOM)	30231G102	188

I hope you find this information helpful. If you have any issues regarding this issue please feel free to contact me by calling at 416 507 9519, or reach me by email at Tahiyeh.sheraze@nbc.ca.

Sincerely,

Tahiyeh Sheraze
Service Coordinator
Toll Free: 1 844 451 3505 ext 79519
T:416-507-9519
F: 416-542-2380
tahiyeh.sheraze@nbc.ca

National Bank Correspondent Network
130 King Street West, Suite 3000, M5X 1J9 Toronto On


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QIM Investment Management Agreement ("IMA")

This Agreement, effective as of the 28th day of May, 2012 in the Province of Alberta,

between:

The Investment Accounts of: Ian Quigley ('You' or 'Your')

-AND-

Qube Investment Management Inc. ('QIM')

ENGAGEMENT OF QIM. This Investment Management Arrangement ("IMA") applies to all accounts held in custody at National Bank Correspondent Network (NBCN) and managed by QIM. You are engaging QIM to provide, and QIM agrees to provide to you, portfolio management services on the following terms and conditions:

QIM'S COMMITTMENT

QIM will provide investment management services in respect of your portfolio of securities and/or cash under its management (the "Account") on the following basis:

- QIM will review your financial affairs and, based upon the information provided by you (which may include information about family members or related entities), will gain an understanding of your investment profile and your objectives in respect of the Account (and specified related accounts). QIM will prepare summary notes and/or an Investment Policy Statement (IPS) that form the basis for a trade plan and, pending completion of the trade plan, may deposit assets into the Account in short term securities or other assets and investments as deemed appropriate. Upon completion of the trade plan, QIM will implement the plan unless you have otherwise instructed QIM not to do so in writing;

- As a Portfolio Manager and, by virtue of the authority granted by this agreement, QIM may and will act on your behalf without requiring continual approval to do so;

- QIM will continue to monitor, maintain, and when deemed necessary, revise or refine the investment plan, in order to keep it on track with your needs and objectives and within the constraints of your Investment Policy Statement (IPS);

- QIM will review the plan and your investments with you, on a regular basis, as frequently as mutually agreed upon or QIM may consider appropriate, but no less than once per year;

- QIM will provide you with a written report (the "Quarterly Report") following each quarter during the term of this Agreement; In addition to our report, your custodian will provide you with a regular statement outlining your holdings and account activity;


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- QIM will exercise the care and skill expected of a prudent portfolio manager, and will exercise its powers and duties in good faith and in accordance with its best judgment, provided that it will not be liable for any loss suffered as a consequence of any action taken or omitted by it except loss resulting from its own or its employees' gross negligence, wilful misconduct or lack of good faith.

WHAT QIM REQUIRES FROM YOU

Accuracy of Information. You confirm the accuracy and completeness of the personal information disclosed to QIM from time to time, and acknowledge that such information will be relied upon by QIM in providing portfolio management services to you. You further agree and undertake to disclose to QIM in writing, on a timely basis, any material changes that occur from time to time with your financial affairs, investment profile or objectives;

Required Information. Prior to opening your account QIM and the Custodian will require certain personal information from you including details of your risk capacity and tolerance. This information will require annual updating;

Establishment of Custodial Contract. You will establish the Account with National Bank Correspondent Network (NBCN) (the "Custodian" or "National Bank" or "NBCN") satisfactory to QIM on such terms and conditions that as are agreed between you and the Custodian. You agree to execute all documentation required by the Custodian with respect to establishing the Account, and to forward to the Custodian funds and/or securities to establish the Account. The Account will be held by the Custodian in trust or in a custodial agency capacity for you, pursuant to the terms of the document(s) executed by you and the Custodian;

Authorization. You direct and authorize QIM to exercise its discretion as portfolio manager in determining appropriate trades for the Account, and to arrange for the effecting of trades of securities for the Account, on behalf of you, on the basis of such determination.

Fees for Investment Management Services. The "Fee Based" account(s) is a discretionary account structure that allows the client to pay for financial advice and services with a regular fee, rather than paying commissions. Clients pay a pre-determined fee that is charged on a monthly basis throughout the year. The Investment Management Fee will be calculated either:

- In accordance with the Fee Schedule disclosed below, which may be amended by QIM upon ninety (90) days written notice to you, based upon the net asset value of the Account as at the close of business on the last day of the immediately preceding calendar month, exclusive of applicable brokerage commissions and custodial/administrative fees; or
- As you and QIM may agree.

You direct and authorize the investment management fees payable to QIM hereunder to be withdrawn, when due, from the Account or from any other account in respect of which you and QIM have entered into an Investment Management Agreement. The Investment Management Fees may also be payable by way of payment made directly to QIM.

In addition to these fees, you also pay fees to NBCN for transactional services, which are attached to this agreement (NBCN Fee Schedule), and may be detailed based on account type.


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Fee Schedule. The investment management fee is a flat fee, charged monthly, based on your total asset's under administration not subject to exclusion as follows:

Portfolio Size:	QIM:	NBCN Custodial Fee:
$75,000-150,000	1.65%	.05%
$150,000-500,000	1.45%	.05%
$500,000-$1,000,000	1.3%	.05%
$1,000,000-$3,000,000	0.9%	.05%
$3,000,000-$5,000,000	0.8%	.05%
$5,000,000+	Negotiable	Negotiable

Exclusions. QIM will NOT charge the Investment Management Fee on term certificates or on mutual funds (mutual funds that pay a service commission). In other words, we will not allow an undisclosed situation where we earn double compensation (investment management fee plus other fees or commissions).

QIM and QBC. Your Portfolio Manager under this agreement (Ian Quigley) also operates under the trade name Qube Benefit Consulting Inc., or "QBC". Both QBC and Ian Quigley are registrants under the Alberta and B.C. Insurance Council and authorized to consult and sell insurance products.

- Any product or service provided to you, related directly to securities held in your custodial account (NBCN), has been provided to you by Qube Investment Management Inc. and is regulated by the relevant Provincial Securities Commission;
- Any product or service that is provided to you and it is not directly related to a security held in your custodial account (NBCN), has been provided to you by Qube Benefit Consulting Inc. and regulated by the relevant Provincial Insurance Council.

Confidentiality. Unless authorized by you, QIM agrees not to disclose or appropriate to its own use, or to the use of any third party at any time during or subsequent to the term of this Agreement, any of your confidential information of which it becomes informed during such period, except as required in connection with QIM's performance of this Agreement, or as otherwise provided herein, or as required by a court or governmental authority. Unless instructed otherwise in writing, QIM may disclose such information to any of:

- The representative or firm responsible for referring you to QIM;
- Other account holders in any group of accounts of which the Account is a member and which are managed as a group by QIM;
- The Custodian of your Account and any third party that provides accounting, record keeping or other client-related administrative services; and
- Such other third party as you may agree in writing.

Term. The term of this Agreement will commence on the date hereof and will continue until terminated by either QIM or you upon ninety (90) days prior written notice to the other party. For greater certainty, receipt by QIM and/or the Custodian of acceptable account transfer documentation, whether written or


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electronic, may, in the sole discretion of QIM be deemed to constitute effective written notice of termination of this Agreement. You retain the right to cancel this Agreement at any time upon ninety (90) days written notice as described in this clause.

Death or Incapacity. This Agreement will continue in full force and effect notwithstanding your death or incapacity, and in such circumstances, QIM will continue to have the obligations and authority provided herein until this Agreement is terminated upon ninety (90) days written notice by your personal representative.

Termination. This Agreement can be terminated upon ninety (90) days written notice by yourself or your personal representative.

Fairness in Allocations. QIM confirms that in the event that securities are purchased for the accounts of more than one client of QIM and an insufficient number of securities are available to satisfy the purchase order, the securities available will be allocated to the extent possible pro rata to the size of your accounts taking into consideration your investment plan.

Referral Fees. You acknowledge that QIM may pay a portion, of the fees which it receives pursuant to this Agreement to another person, firm or corporation in consideration for having referred you to QIM, and that you consent to the payment of such a fee by QIM. It is illegal for the party receiving the fee to trade or advise in respect of securities if it is not duly licensed or registered under applicable securities legislation to provide such advice. Separate or additional disclosure of referral fee arrangements may be provided where appropriate, or where required by law.

Voting Securities. You direct and authorize QIM to exercise in its sole discretion, on behalf of you, any voting rights attached to any of the securities in the Account. QIM will ensure that your securities will be voted in a manner most in your best interests, and in accordance with our proxy voting policy, which is available upon request.

Sharing of Information. New federal and provincial legislations require that clients are informed, and approve, of what happens to personal information that is held by a third party. The purpose of this legislation is to protect personal information collected, and preserve client privacy. As you are aware QIM Benefit Consulting Inc. (QBC) provides financial planning services while QIM manages your investments. We believe that we can properly help you achieve your goals only if we are aware of your financial situation in its entirety. Allowing us to share this information between these affiliated companies enables us to, for example, develop a comprehensive financial plan, or recommend tax-planning strategies. By signing this agreement, you agree to the sharing of information with respect to your Account, between QBC and QIM.

Leveraging. Using borrowed money to finance the purchase of securities involves greater risk than a purchase using cash resources only. If you borrow money to purchase securities, your responsibility to repay the loan and pay interest as required by its terms remain the same even if the value of the securities purchased declines.


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ELECTRONIC DELIVERY OF DOCUMENTS

From time to time, QIM may electronically delivery documents relating to your Account. The types of documents, which may be delivered electronically, are:

- Quarterly and Ad Hoc Client Statements:
- Quarterly Newsletter and mailings:
- Client agreements and related documents; and
- Other Client Communication at Manager's discretion.

Access to internet email is required to access documents electronically and it is the client's responsibility to notify QIM and ensure confirmation of the notification of a changed or cancelled email address. Documents distributed electronically will be distributed in Adobe's Portable Document Format (PDF) or other commercially available software. All clients have the right to request a paper copy of any documents delivered electronically at no cost. Your consent for electronic delivery may be revoked or changed, including any change in the election mail address to which documents are delivered at any time by notifying QIM of such revision or revocation.

DISPUTE RESOLUTION

We have created a process for dealing with complaints that we believe is both effective and efficient. We expect every QIM employee who receives a customer complaint to take ownership, and ensure that the complaint is resolved quickly. If you have a complaint, we encourage you to follow the complaint procedure outlined here.

- In most cases, a complaint is resolved simply by telling us about it. You should be able to get swift results by talking to our employees.

- If the problem is not resolved to your satisfaction, you can contact QIM's Chief Compliance Officer – Ian Quigley. 780-463-2688 ian@qubeconsulting.ca or in writing to 200, 9414 94 Street, Edmonton AB T6C 3P4.

- Failing to obtain resolution above, we are happy to offer a dispute resolution service at our cost.

You may also wish to contact our outside legal and regulatory counsel.

- Regulatory: David McKellar, CA. Calgary, AB. Phone (403) 465.3077. Email: david@davidmckellar.com.

- Legal: Don Campbell, LLB. 257 Wharton Blvd., Winnipeg MB R2Y0T3. Phone (204) 885-1053. Email: dc.law@shaw.ca.

THE LEGALITIES

Limitation of Liability. You release QIM from liability in respect of the appointment of the Custodian, including but not limited to any loss or damage that may result from the failure of the Custodian to settle or to cause to be settled trades of securities on the basis of instructions given by QIM.


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Assignment. Subject to these terms, you may not sell, assign, transfer or hypothecate any rights or interest created under this Agreement or delegate any of its obligations or duties under this Agreement without the prior written consent of QIM. Any prohibited assignment or delegation without such consent will be void.

Further Assurances. The parties hereto agree to perform any further acts and to execute and deliver any further documents, which may be necessary or appropriate to carry out the purposes of this Agreement.

Severability. If any provision of this Agreement is held to be unenforceable, invalid or illegal by any court of competent jurisdiction, such enforceable, invalid or illegal provisions will not affect the remainder of this Agreement.

Entire Agreement. The parties agree that this Agreement (along with any addenda) constitutes the entire and exclusive agreement between them pertaining to the subject matter contained in it and supercedes all prior or contemporaneous agreements, oral or written, conditions, representations, warranties, proposals and understandings of the parties pertaining to such subject matter.

Laws. Except as required by applicable securities law or as otherwise provided in this Agreement, this Agreement and all rights and obligations hereunder, including matters of construction, validity and performance, will be governed by the laws of the Province of Alberta. If any legal action or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party or parties will be entitled to recover from the other party or parties hereto reasonable lawyers' fees and other costs incurred in connection with that action or proceeding in addition to any other relief to which such party or parties may be entitled.

Enurement. The provisions of this Agreement enure to the benefit of and are binding on the successors and permitted assigns of each of the parties.

Waiver. Failure of either party to insist upon strict compliance with any of the terms, covenants and conditions hereof will not be deemed a waiver or relinquishment of any similar right or power hereunder at any subsequent time or of any other provision of this Agreement.

Amendment. The terms of this Agreement may be amended by QIM upon ninety days written notice.

English Language. It is the express wish of the parties that this Agreement and all documents, notices and other communications relating to the operation of the Account be in English. Il est de la volonte expresse des parties que ce contrat et tous les documents, avis et autres communications qui concement l'operation du Compte soient redigés en langue anglaise.

Notices. Any notices required or permitted to be given to You under this Agreement will be sufficient if in writing and if sent by prepaid mail to your last known address on file with QIM. Any written notice given by you to QIM under this Agreement will be sent to its head office address, which is:

- 200, 9414 – 91 Street, Edmonton, Alberta, T6C 3P4.

Your signature below indicates your approval and acceptance of:


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- Your consent to share your personal information within our affiliate QBC and your receipt of our privacy policy attached hereto in "Addendum A";
- Acceptance of this Investment Management Agreement, its terms and conditions including the custodial transaction and fee schedule;
- The receipt of your Investment Policy Statement (IPS) and your acknowledgement it was explained to your satisfaction.
- Your receipt and understanding of the "Relationship Disclosure" hereto in "Addendum B";
- Your acceptance of electronic delivery of documents to the email address noted below;

You may withdraw your consent for the sharing of information at any time by contacting the QIM Privacy Officer at (780) 463-2688-5382 or by email at ian@qubeconsulting.ca




ian@qubeconsulting.ca

Client

Email Address for Electronic Delivery

Joint Applicant or Spouse

Email Address for Electronic Delivery



Ian Quigley, MBA Per: Qube Investment Management Inc.


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Addendum A: Qube Investment Management Privacy Policy

The Purpose of Our Privacy Policy
In keeping with our mission to provide personalized investment strategies designed to meet the wealth objectives of you and your family, with an absolute commitment to honesty and integrity, Qube Investment Management Inc. (hereafter called "QIM") has drafted this document to inform you how we safeguard the information you provide to us.

Safeguarding your confidentiality and protecting your personal and financial information has always been fundamental to the way we conduct our business. We have always been committed to maintaining the accuracy, confidentiality, and security of your personal and financial information. As part of this commitment, we have established this Privacy Policy Document to govern our actions as they relate to the use of the information you provide to us.

The Purposes for Collecting Personal Information
We are in the business of maintaining a long-term relationship with you. We recognize that an important aspect of our relationship is having comprehensive knowledge of you and your needs. Knowing more about your family, the assets you hold elsewhere, your financial goals, retirement plans, tax situation, trusts, will and estate plans, etc., ensures that we thoroughly understand your goals and objectives. It also helps us identify your financial needs, and enables us to recommend investment solutions that can help you realize your goals and manage your financial affairs more effectively.

QIM will identify the purpose(s) for which your personal information is collected. The purpose(s) will be identified before or at the time the information is collected. The primary type of information is personal and financial information. We use your personal and financial information to communicate with you, process applications and effectively provide the services you have requested. The better we know you, the better we can help you achieve your financial goals.

Accountability
QIM is responsible for maintaining and protecting your information under our control. This includes information in our physical custody or control, as well as personal information that has been transferred to a third party as part of our ongoing business operations. To ensure accountability, we have a designated Privacy Officer who is accountable for our company's compliance with this privacy policy.

Consent of the Individual
Your knowledge and consent are required for the collection, use or disclosure of your information except where required or permitted by law. We will not ask for your consent unless we have made a reasonable effort to inform you of the purposes for which we will be collecting, using and/or disclosing your personal information.

Your consent may be expressed in writing or be implied and you may give it to us verbally, electronically, or through your authorized representative. You may withdraw your consent at any time by contacting QIM's designated Privacy Officer. If consent were to be revoked or withdrawn, QIM may be unable to provide certain services.

Limits on Collection
The information we obtain from you will be limited to those details required by QIM to conduct our business effectively. This information will always be collected by fair and lawful means.

The type of information we usually collect and maintain in your client file may include:

1. Personal


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Information provided on personal account applications or other forms such as names, mailing addresses, telephone numbers, email addresses, social insurance numbers, dates of birth, photocopy of driver's license or passport, employment information, spousal information, beneficiary information, estate planning, financial and net worth information as well as banking details. Information about investments and previous investment experience, assets and types of accounts currently held, and transactions, such as account balances, trading activity, margin loans and payment history.

2. Corporate
Information provided on corporate account applications or other forms such as, corporation name, corporation mailing address, corporation phone number, corporate email address, Name(s) of Owner(s), Officer(s) and Director(s) of the corporation, Articles of Incorporation, CCRA business number, trading resolutions, history of the company and any restrictions on the corporation, if it is publicly held. In addition, we will collect the same types of information we obtain from our personal clients for each director or officer of the corporation.

Limits on Use, Disclosure and Retention
Your personal information collected by QIM will not be used or disclosed for purposes other than those for which it was collected, except with your informed consent or as required by law. This information will be retained as long as necessary for the fulfillment of those purposes.

We only use your personal information for the purposes that we have disclosed to you. If for any reason your information is required to fulfill a different purpose, we will notify you and ask you for your consent before we proceed.

As a condition of their employment, all employees of QIM are required to abide by a Code of Ethics and Standards of Professional Conduct and the Privacy Policy we have established. In addition, all employees must abide by all applicable laws and regulations. Our employees are aware of the importance of protecting your privacy and confidentiality and they are required to sign a code of conduct that prohibits the disclosure of your information to unauthorized individuals or parties. To reinforce their understanding and commitment to upholding client privacy and confidentiality, employees periodically receive updates about our privacy policies.

Unauthorized access to and/or disclosure of your personal information by an employee of QIM is strictly prohibited. All employees are expected to maintain the confidentiality of your personal information at all times and failing to do so will result in appropriate disciplinary measures, which may include dismissal.

QIM sometimes contracts with outside organizations to perform specialized services such as custody of securities and record keeping. Our trusted service suppliers may at times be responsible for processing and handling some of the information we receive from you. When we contract our suppliers to provide these specialized services, they are given only the information necessary to perform those services. Additionally, they are prohibited from storing, analyzing or using that information for purposes other than to carry out the service they have been contracted to provide. Our specialized service suppliers are bound by strict contractual obligations that have been designed to protect the privacy and security of our clients' personal information. As part of our contract agreements, our suppliers and their employees are required to protect your information in a manner that is consistent with the privacy policies and practices that QIM has established.

However, from time to time, you the client may wish others to have access to your information. Unless otherwise notified, we assume your accountant (accounting firm) and/or lawyer (law firm) will be authorized to access relevant information on your file for legal and/or tax planning purposes.

Safeguarding Customer Information
QIM will ensure that your personal information will be protected by security safeguards against loss or theft, unauthorized disclosure, copying, use or modification. These safeguards will be appropriate to the sensitivity level of the information. We safeguard your personal information by using state-of-the-art technologies and maintain


QUBE

current security standards to ensure that all your personal and financial information is protected against unauthorized access, disclosure, inappropriate alteration or misuse.

We manage our server environment appropriately and our firewall infrastructure is strictly adhered to. Our security practices are reviewed on a regular basis and we routinely employ current technologies to ensure that the confidentiality and privacy of your information is not compromised.

Openness
QIM will make readily available all relevant information about our policies and practices relating to the management of your personal information. We believe that openness and transparency are essential to ensure your trust.

Accuracy
At QIM, the investment decisions we make are often based on the information we have in our files. Therefore, it is important that your personal and financial information is accurate and complete. To help us keep your personal information up-to-date, we encourage you to amend inaccuracies and make corrections as often as necessary. Despite our best efforts, errors sometimes do occur. Should you identify any incorrect or out-of-date information in your file(s), we will make the proper changes and provide you with a copy of the corrected information. Where appropriate, we will communicate these changes to other parties who may have unintentionally received incorrect information from us.

Access
Upon request, you shall be informed of the existence, use and disclosure of your personal information, and shall be given access to it. You may challenge the accuracy and completeness of their information, and may request that it be amended, if appropriate.

To make a change to your personal contact information contained in your file, please call us at 780-463-2688 or contact our Privacy Officer at same, privacy@qubeconsulting.ca or at:

- Qube Investment Management Inc., 200, 9414-91 Street, Edmonton, AB T6C 3P4

Updating this Policy
Any changes to our privacy policy and information handling practices shall be acknowledged in this policy in a timely manner. We may add, modify or remove portions of this policy when we feel it is appropriate to do so.

Conflict
Should there be a conflict between any other QIM document or policy and this Policy, this Policy shall prevail.


QUBE

Addendum B: Qube Investment Management Inc. ('QIM') Relationship Disclosure

Overview

It is important that clients understand what parties are involved in their accounts and how these parties are related to each other. The purpose of this disclosure is to clarify the parties related to your account.

Your Portfolio Manager

Qube Investment Management Inc. (QIM) is the registered portfolio manager on your account. QIM is irrevocably liable to you, and will continue to be liable to you, for the acts and omissions of your investment advice relating to your investment account. QIM will be responsible for determining the suitability of your investments relative to your Investment Policy Statement (IPS) and insuring the appropriate supervision is preformed for all trading activity in your account.

Your Custodian

National Bank Correspondent Network (NBCN) is the custodian of your account. In this regard and, for accounting and regulatory purposes, you are also a client of NBCN. With respect to any transactions on your account, NBCN is responsible for trade execution and settlement, custody of cash and securities, the preparation of confirmation and account statements and the financing of any account positions.

Our Affiliate Qube Benefit Consulting ("QBC")

Your Portfolio Manager under this agreement (Ian Quigley) also operates under the trade name Qube Benefit Consulting Inc., or "QBC". Both QBC and Ian Quigley are registrants under the Alberta and B.C. Insurance Council and authorized to consult and sell insurance products.

- Any product or service provided to you, related directly to securities held in your custodial account (NBCN), has been provided to you by Qube Investment Management Inc. and is regulated by the relevant Provincial Securities Commission;
- Any product or service that is provided to you and it is not directly related to a security held in your custodial account (NBCN), has been provided to you by Qube Benefit Consulting Inc. and regulated by the relevant Provincial Insurance Council.

Exhibit B

Additional Correspondence



ace limited

ACE Limited
Corporate Affairs
1133 Avenue of the Americas www.acegroup.com
New York, NY 10036

Christopher J. Kearns
Deputy General Counsel

November 19, 2015

Via E-mail (ian@qubeconsulting.ca) and Air Courier
Ian Quigley, MBA
Qube Investment Management Inc.
200 Kendall Building
9414 – 91 Street NW
Edmonton, AB T6C 3P4
Canada

Dear Mr. Quigley:

This letter acknowledges receipt of your letter dated October 28, 2015 (which we received on November 6, 2015) providing a shareholder proposal (the "Proposal") on behalf of Qube Investment Management Inc. ("Qube") for the upcoming annual general meeting of shareholders of ACE Limited ("ACE"). We currently anticipate that our 2016 annual general meeting of shareholders will be held in May 2016.

We are requesting information regarding Qube's eligibility to submit the Proposal. Unless satisfaction of the ownership requirements of Rule 14a-8, as described below, can be demonstrated within the proper time frame, we will be entitled to exclude the Proposal from the proxy materials for ACE's 2016 annual general meeting.

In order to be eligible to include a proposal in the proxy materials for ACE's 2016 annual meeting, Rule 14a-8(b)(1) states that a shareholder must have continuously held at least $2,000 in market value, or 1%, of ACE's common shares (the class of securities entitled to vote on the proposal at the meeting) for at least one year as of the date the proposal is submitted, and the shareholder must continue to hold those securities through the date of the annual general meeting. The shareholder must also submit a written statement that such shareholder intends to continue holding the securities through the date of the annual general meeting.

While the Proposal was submitted by Qube, the proof of ownership that Qube submitted does not list Qube as the owner of any ACE shares. The ownership verification accompanying Qube's proposal states that Qube holds 210 ACE shares "through its clients" and that Qube is "an investment management firm that has been set up with the authority to submit shareholder proposals and exercise proxies on behalf of their clients." However, the proof of ownership does not reflect ownership of an economic stake in ACE shares by Qube. Although Qube might be authorized to vote ACE shares and to purchase or sell ACE shares on behalf of its clients, Qube has not demonstrated that it is the owner of the shares with an economic interest in the shares



ace limited

specified in the proof of ownership. The proof of ownership does not, therefore, establish that Qube is a "shareholder" eligible to submit the Proposal.

To the extent that Qube seeks to rely on its clients' ownership of ACE shares to establish its own eligibility to submit the Proposal, Qube must demonstrate in writing that it has an economic interest in the shares held in its clients' accounts. In addition, Qube must demonstrate in writing that it can represent that the shares held in those accounts will continue to be held through the date of ACE's 2016 annual general meeting of shareholders. To establish that it has the ability to make this representation Qube could provide written evidence that it has sole investment power over its clients' accounts and that Qube's clients may not withdraw their shares from Qube's investment authority prior to the date of ACE's 2016 annual general meeting of shareholders. These requirements are not satisfied by the copy of the investment management agreement between Qube and you that you provided as an example.

If Qube intends instead to establish its ownership of ACE shares other than the client-owned shares listed in the proof of ownership, Qube must provide proof that (i) Qube held the requisite number or value of shares of ACE shares on the date of submission of the Proposal apart from the shares owned by Qube's clients in managed accounts, and (ii) Qube had continuously held those shares for the one-year period preceding submission of the Proposal.

In this situation, you may establish Qube's ownership of ACE shares in either of two ways:

1. you may provide a written statement from the record holder of the shares beneficially owned by Qube (usually a broker or bank), verifying that, on the date Qube submitted the Proposal, Qube had continuously held, for at least one year as of October 28, 2015, the requisite number or value of shares of ACE shares; or

2. you may provide a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or any amendment to any of those documents or updated forms, reflecting Qube's ownership of the requisite number or value of shares of ACE shares as of or before the date on which the one-year eligibility period began, together with a written statement that Qube continuously held the shares for the one-year period as of the date of the statement.

If Qube neither owns nor has an economic interest in the shares referenced in the proof of ownership, we believe that the Proposal was not properly submitted because Rule 14a-8 does not provide for a shareholder to submit a shareholder proposal through its investment manager. Instead, Rule 14a-8 specifically provides that references throughout the rule to "you" mean "a shareholder." Accordingly, even if Qube provides proof that its managed accounts owned the requisite number or value of shares of ACE shares for the requisite one-year period, we believe that Qube has not established that it is eligible to submit the Proposal as proponent.



ace limited

However, in the event that the SEC staff or a court disagrees with that view and treats your submission as a properly submitted proposal on behalf of a shareholder for which Qube serves as investment manager, then Qube and the shareholder owning the ACE shares must provide the following written documentation to ACE:

1. the shareholder that owns the requisite ACE shares must be identified;

2. Qube must provide evidence that the shareholder had authorized Qube to submit the Proposal on the shareholder's behalf as of the date the Proposal was submitted (October 28, 2015);

3. the shareholder must provide proof of its ownership of ACE shares for the one-year period preceding and including the date the Proposal was submitted (October 28, 2015) in one of the two manners described above for Qube, but with respect to ownership by such shareholder (*i.e.* either (a) a written statement from the "record" holder of the shares beneficially owned by such shareholder verifying that, on the date Qube submitted the Proposal, such shareholder had continuously held, for at least one year as of October 28, 2015, the requisite number or value of shares of ACE shares, or (b) a copy of filings such shareholder made with the SEC); and

4. under Rule 14a-8(b) of the Exchange Act, the shareholder must provide ACE with a written statement that it intends to continue to hold the requisite number of shares through the date of the shareholders' meeting at which the proposal will be voted on by the shareholders.

Please be aware that in accordance with the SEC's Staff Legal Bulletin Nos. 14F and 14G, an ownership verification statement must come from a DTC participant or its affiliate. The Depository Trust Company (DTC a/k/a Cede & Co.) is a registered clearing agency that acts as a securities depository. You can confirm whether Qube's broker or bank is a DTC participant by asking them, or by checking DTC's participant list. If Qube's bank or broker is not a DTC participant, you may need to satisfy the proof of ownership requirements by obtaining multiple statements, for example (1) one from Qube's bank or broker confirming its ownership and (2) another from the DTC participant confirming the bank or broker's ownership.

SEC rules require that Qube's response to this letter, providing proof that it is eligible to submit a shareholder proposal to ACE, be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at the address above. Alternatively, you may email the response to chris.kearns@acegroup.com.

ACE has not yet reviewed Qube's proposal to determine whether it complies with the other requirements for shareholder proposals found in Rules 14a-8 and 14a-9 under the Securities



ace limited

Exchange Act of 1934 and reserves the right to take appropriate action under such rules if it does not.

For your convenience, I have enclosed copies of (1) Rule 14a-8, (2) Staff Legal Bulletin No. 14F and (3) Staff Legal Bulletin No. 14G.

Please contact me if you have any questions.

Thank you.

Very truly yours,



Chris Kearns

Enclosures

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual

meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm


SECURITIES AND EXCHANGE COMMISSION
MCMXXXIV

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Richman, Laura D.

From: Ian Quigley [ian@qubeconsulting.ca]
Sent: Tuesday, November 24, 2015 10:31 AM
To: Richman, Laura D.
Cc: Kearns, Chris J
Subject: Re: ACE Limited

Hello Laura:

Just wanted to advise you we sent you a response to your letter last week. If you don't receive this week please advise.

Sincerely,

Ian Quigley, MBA
Qube Investment Management Inc.

Alberta:
Suites 200 & 300 Kendall Bldg.
9414 - 91 Street
Edmonton, AB T6C 3P4
Phone: (780) 463-2688

British Columbia:
170, 422 Richards Street
Vancouver, BC V6B 2Z4

TF: 1-866-463-7939
www.qubeconsulting.ca
www.qubeflex.ca

CONFIDENTIALITY CAUTION
This message is intended only for the use of the individual or entity
to which it is addressed and contains information that is privileged
and confidential. If the reader of this message is not the intended
recipient, or the employee or agent responsible for delivering the
message to the intended recipient, you are hereby notified that any
disclosure, distribution or copying of this message and any
attachments is strictly prohibited. If you have received the message
and any attachments in error, please notify the sender immediately,
and delete this message and any attachments from your computer system, and refrain from saving or copying
this communication or forwarding it to any other recipient, in any form whatsoever.

On Nov 19, 2015, at 8:28 AM, Richman, Laura D. <LRichman@mayerbrown.com> wrote:

Dear Mr. Quigley:

Please see the attached.

Sincerely,

Laura Richman

Laura D. Richman, Esq.
Mayer Brown LLP

Tel: +1-312-701-7304

Fax: +1-312-706-8194

lrichman@mayerbrown.com

71 S. Wacker Drive

Chicago, Illinois 60606

This email and any files transmitted with it are intended solely for the use of the individual or entity to whom they are addressed. If you have received this email in error please notify the system manager. If you are not the named addressee you should not disseminate, distribute or copy this e-mail.

<Qube Shareholder Letter (exec 11-19-15).pdf><SEC Rule 14a-8.pdf><SLB14f.pdf><SLB14g.pdf>

Richman, Laura D.

From:	Richman, Laura D.
Sent:	Wednesday, December 02, 2015 2:58 PM
To:	'Ian Quigley'
Subject:	RE: ACE Limited

Following up on your email below, I want to advise you that ACE has not received the response you referred to in your email below. As indicated in ACE's letter to you dated November 19, 2015 (the "ACE Letter"), SEC rules require that Qube's response to the ACE Letter, providing proof that it is eligible to submit a shareholder proposal to ACE, must be postmarked or transmitted electronically no later than 14 calendar days from the date you received the ACE Letter. You may email a copy of the response to me by replying to this email.

Laura D. Richman, Esq.
Mayer Brown LLP
Tel: +1-312-701-7304
Fax: +1-312-706-8194
lrichman@mayerbrown.com
71 S. Wacker Drive
Chicago, Illinois 60606

From: Ian Quigley [mailto:ian@qubeconsulting.ca]
Sent: Tuesday, November 24, 2015 10:31 AM
To: Richman, Laura D.
Cc: Kearns, Chris J
Subject: Re: ACE Limited

Hello Laura:

Just wanted to advise you we sent you a response to your letter last week. If you don't receive this week please advise.

Sincerely,

Ian Quigley, MBA
Qube Investment Management Inc.

Alberta:
Suites 200 & 300 Kendall Bldg.
9414 - 91 Street
Edmonton, AB T6C 3P4
Phone: (780) 463-2688

British Columbia:
170, 422 Richards Street
Vancouver, BC V6B 2Z4

TF: 1-866-463-7939
www.qubeconsulting.ca
www.qubeflex.ca

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On Nov 19, 2015, at 8:28 AM, Richman, Laura D. <LRichman@mayerbrown.com> wrote:

Dear Mr. Quigley:

Please see the attached.

Sincerely,

Laura Richman

Laura D. Richman, Esq.
Mayer Brown LLP

Tel: +1-312-701-7304

Fax: +1-312-706-8194

lrichman@mayerbrown.com

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<Qube Shareholder Letter (exec 11-19-15).pdf><SEC Rule 14a-8.pdf><SLB14f.pdf><SLB14g.pdf>


QUBE

19 November 2015

Chris Kearns
ACE Limited, Corporate Affairs
1133 Avenue of the Americas
New York, NY 10036

RE: Shareholder Proposal Submission

Dear Mr. Kearns:

Thank-you for your response to the submission of our shareholder proposal. We believe that the opportunity to dialogue with fellow shareholders is a fundamental right of ownership and a healthy mechanism to maintain transparency and accountability with management. This process also encourages shareholders to become informed and engaged. Healthy shareholder engagement is key to maintaining an efficient public market and the prevention of costly scandal(s).

In your response to our proposal, you have identified a number of technical and procedural matters that we are willing to respond to in this letter. We respectfully disagree with your position(s) and continue to assert that our submission is qualified for inclusion in the upcoming AGM proxy. We wish to also communicate disappointment with your approach. You have attempted, in our opinion, to greatly complicate the process and to create technical barriers blocking this fundamental right. Simply put, one should not require a Ph.D. in corporate law to be an engaged shareholder.

In your response you identified a number of issues as follows:

1. Rule 14a-8(b)(1) – Share Ownership. Rule 14a-8(b)(1) states that a shareholder must have continuously held at least $2,000 in market value, or 1% of common shares, for at least one year as of the date that the proposal is submitted, and the shareholder must

continue to hold those securities through the date of the annual general meeting. The shareholder must also submit a written statement that such shareholder intends to continue holding the securities through the date of the annual general meeting.

You have taken the position that our Investment Management Agreement (IMA) does not authorize us to represent our clients with regards to shareholder proposals. We disagree.

- Our Investment Management Agreement (IMA) states that we are authorized to act on behalf of our investors by offering portfolio management services and allowing us to perform these services without requiring continuous approval to do so (see page 1). A portfolio manager has a responsibility to act as a fiduciary for its clients, a duty we take seriously. This duty includes engaging with the companies we select for our clients, voting the proxies and submitting proxy proposals. If required, we welcome comment from the SEC on this.
- Further, within Qube's own household accounts we hold the requisite share positions to fulfill this requirement and, should the SEC require it, are happy to provide explicit confirmation of this to you.
- You have asked for more explicit shareholder authorization from us. We do not believe this is necessary nor within the spirit of the regulations. Nonetheless, we are prepared to provide additional signed communication from any of our 175 investors should the SEC require it. Please note that the client does not decide if they will hold the shares through to the date of the shareholder's meeting, as they have provided us with discretionary authority to manage their positions. We have provided confirmation of this intention in our original submission.
- Custodial technical verification has been provided, from a qualified DTC participant, within the parameters required by the SEC. You are asking for an inordinate and technical expansion of this verification. Your requirements put an undo strain on our custodian and we believe create an unfair barrier to the submission of a proposal. Nonetheless, should the SEC require it, we are prepared to have our custodian generate and communicate the additional details of ownership you have requested.

I trust this has satisfied your queries. Please let me encourage you to consider another tact. The public markets require shareholder attention and engagement and, while less comfortable for management, attempting to bar this activity with endless technical requirements and brute opposition discourages the very thing we all want; healthy, stable, accountable and efficient markets. We welcome a more productive and positive approach should you consider it.

Sincerely,

Ian Quigley, MBA
Qube Investment Management Inc.
ian@qubeconsulting.ca

Exhibit C

Delivery Confirmations

Richman, Laura D.

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Kearns, Chris J (Chris.Kearns@acegroup.com)

Subject: ACE Limited

Re: Qube Investment Management Inc., Attn: Ian Quigley, MBA

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Exhibit D

Swiss Law Opinion

BÄR
& KARRER

To
ACE Limited, Zurich, Switzerland

From
Bär & Karrer AG

Date
Zurich, 7 January 2016
397157/1285/wed/6477184_1.doc

Stockholder Proposal submitted by Qube Investment Management Inc.; Swiss Legal Opinion

Ladies and Gentlemen

1 We have acted as Swiss legal counsel to ACE Limited ("**ACE**" or the "**Company**"), a Swiss corporation (*Aktiengesellschaft*) pursuant to art. 620 ff. of the Swiss Code of Obligations ("**CO**") with registered office at Bärengasse 32, 8001 Zurich, Switzerland, and listed on the New York Stock Exchange, in connection with a proposal dated 28 October 2015 (the "**Proposal**") submitted by Qube Investment Management Inc. (the "**Proponent**"), which the Proponent has requested to be submitted at the Company's annual general meeting of shareholders in 2016 (the "**Annual Meeting**"). In this connection, you have requested our opinion as to whether the Proposal is an improper subject for shareholder action under the laws of Switzerland.

2 In arriving at the opinions expressed below, we have been instructed by and taken instructions only from ACE and its US counsel Mayer Brown LLP and have exclusively relied on (i) a copy of the Company's articles of association dated 22 October 2015 certified by the Commercial Registry of the Canton of Zurich as of 6 January 2016 to correspond to the latest version filed with such Commercial Registry (the "**AoA of ACE**") and (ii) the Proposal sent by the Proponent to ACE in a letter dated 28 October 2015 including the supporting statement contained therein. We have assumed that these documents conform to their originals which are genuine, complete and up-to-date as of the date of this opinion letter.

Bär & Karrer
Rechtsanwälte

Zürich
Bär & Karrer AG
Brandschenkestrasse 90
CH-8027 Zürich
Phone: +41 58 261 50 00
Fax: +41 58 261 50 01
zuerich@baerkarrer.ch

Genf
Bär & Karrer SA
12, quai de la Poste
CH-1211 Genève 11
Phone: +41 58 261 57 00
Fax: +41 58 261 57 01
geneve@baerkarrer.ch

Lugano
Bär & Karrer SA
Via Vegezzi 6
CH-6901 Lugano
Phone: +41 58 261 58 00
Fax: +41 58 261 58 01
lugano@baerkarrer.ch

Zug
Bär & Karrer AG
Baarerstrasse 8
CH-6301 Zug
Phone: +41 58 261 59 00
Fax: +41 58 261 59 01
zug@baerkarrer.ch

www.baerkarrer.ch

3 The opinions expressed herein are limited to matters governed by the substantive laws of Switzerland (to the exclusion of conflict of law rules) as in force and interpreted at the date hereof. We have made no investigation of the laws of the United States of America or any other jurisdiction as a basis for this opinion and do not express or imply any opinion thereon.

4 In this opinion letter, Swiss legal concepts are expressed in English terms and not in their original Swiss language. The concepts may not be identical due to the concepts described by the same English terms as they exist under the laws of other jurisdictions; this opinion may, therefore, only be relied upon on the condition that any issues of interpretation or liability arising hereunder will be governed by Swiss law and be brought before a Swiss court.

5 This opinion letter is rendered solely to the persons to whom it is addressed and for the purpose referred herein. It may not, without our prior written consent, be relied on for any other purpose or be furnished to or relied on by any other person; however, you may furnish a copy of this opinion letter to the U.S. Securities and Exchange Commission in connection with the matters addressed herein and you may refer to it in your proxy statement for the Annual Meeting.

A The Proposal

6 The Proposal reads as follows:

> *"RESOLVED - That the Board of Directors shall require that the Audit Committee will request proposals for the Audit Engagement no less than every 8 Years."*

B Discussion

1 Preliminary Remark: No Audit Tender or Rotation Requirements under Swiss Law

7 There are no audit tender or rotation requirements under Swiss Law. In contrast, similar to the rules of the Sarbanes-Oxley Act (§ 203), there are rules on rotation of the audit engagement partner (art. 730*a* para. 2 CO). Art. 730*a* CO (concerning "term of office of the auditor") reads as follows:

> [1]*The auditor is appointed for a period of one up to three financial years. Its term of office ends on the adoption of the annual accounts for the final year. Re-appointment is possible.*
>
> [2]*In the case of an ordinary audit, the person who manages the audit may exercise his mandate for seven years at the most. He may only accept the same mandate again after an interruption of three years.*

[3]If an auditor resigns, it must notify the board of directors of the reasons; the board of directors informs the next general meeting of these reasons.

[4]The general meeting may remove an auditor at any time with immediate effect.

2 The Proposal requires Action of the ACE Board of Directors by a Binding Shareholder Vote

8 The Proposal states: "RESOLVED - That the Board of Directors shall require that the Audit Committee will request proposals...". It neither asks nor suggests that the board of directors "require that the Audit Committee will request proposals", rather it mandates by resolution such a board action. On its plain reading, therefore, the Proposal requires a binding shareholder vote on board action.

9 In addition, the board action requested does not include that the board of directors directly requests proposals for the audit engagement. Rather, the board of directors should "require", i.e. implement a requirement, "that the Audit Committee will request proposals...".

10 Further, the Proposal does not propose the election of a certain audit firm as auditors by the general meeting of shareholders. It rather mandates the board to require "that the Audit Committee will request proposals for the Audit Engagement...".

11 The following analysis will show that such a binding shareholders' vote mandating the board of directors to require the Audit Committee to request certain audit engagement proposals would violate Swiss law and the AoA of ACE and is thus an improper subject for a shareholder action under Swiss law.

3 The Subject of the Proposal is not within the Powers of the Shareholders under Swiss Law and ACE's Governing Documents

a) Preliminary Remarks

12 Pursuant to the prevailing Swiss doctrine[1], the general meeting of shareholders and the board of directors as corporate bodies of a corporation do not constitute a hierarchy of powers, but rather a functional side-by-side of respective powers inasmuch as each body has certain exclusive and non-transferable duties where the respective corporate body is, in principle, solely responsible for the matter (*Paritätstheorie*).

---

[1] BOCKLI PETER, Schweizer Aktienrecht, 4th ed., Zurich/Basel/Geneva 2009, § 12 n. 3, § 13 n. 286; BSK OR II-DUBS/TRUFFER, Art. 698 n. 8 ff.; FORSTMOSER PETER/MEIER-HAYOZ ARTHUR/NOBEL PETER, Schweizerisches Aktienrecht, Bern 1996, § 20 n. 9 ff.; VON BÜREN ROLAND/STOFFEL WALTER A./WEBER ROLF H., Grundriss des Aktienrechts, 3rd ed., Zurich/Basel/Geneva 2011, n. 470 (noting that this system qualifies itself as a balanced coexistence of the three mandatory corporate bodies, prohibiting any interference from the non-competent bodies with regard to intransferable duties).

13 Therefore, it has to be examined in a first step whether the Proposal falls within a power of the general meeting of shareholders exclusively assigned to it by law or provided for by the AoA of ACE.

b) Powers of the Shareholders under Swiss Law and ACE's Governing Documents

14 Art. 698 para. 2 ciph. 1-6 CO provide that the general meeting of shareholders has the following non-transferable powers:

1. *to determine and amend the articles of association;*
2. *to elect the members of the board of directors and the auditors;*
3. *to approve the annual report and the consolidated accounts;*
4. *to approve the annual accounts and resolutions on the allocation of the disposable profit, and in particular to set the dividend and the shares of profits paid to board members;*
5. *to discharge the members of the board of directors;*
6. *to pass resolutions concerning the matters reserved to the general meeting by law or the articles of association.*

15 Further, art. 730 para. 1 CO mirrors art. 698 para. 2 ciph. 2 CO insofar as it grants the general meeting of shareholders the power to elect the auditors. Furthermore, according to art. 731*a* para. 1 CO, "the articles of association and the general meeting may specify details on the organization of the auditor in more detail and expand its range of responsibilities."

16 Therefore, the shareholders can elect the auditors and they can thus also bring proposals to elect different auditors or simply vote against the election of the existing auditors. They can also specify details of the auditors' organization and expand their responsibilities to a certain extent. However, the Proposal does not propose the actual election of a certain person as auditors or relate to the organization or responsibilities of the auditors but mandates a request for proposals for the audit engagement (see n. 10 above). Therefore, art. 698 para. 2, art. 730 para. 1 and art. 731*a* para. 1 CO do not empower the shareholders to mandate board action as envisaged by the Proposal.

17 In addition, as of 1 January 2014 (but subject to certain transition rules), the Ordinance against Excessive Compensation in Listed Corporations which was issued by the Swiss Federal Council on 20 November 2013 (the "**Ordinance**") has entered into force which implements an amendment to the Swiss Federal Constitution adopted by Swiss voters in March 2013. The Ordinance extends the non-transferable powers of the general meeting of shareholders of Swiss companies listed in Switzerland or abroad in certain areas related to executive compensation

and elections.[2] However, the Ordinance does not extend power to general meeting of shareholders to mandate the Board action requested by the Proposal.[3]

18 Article 9 of the AoA of ACE substantially mirrors the above mentioned statutory non-transferable powers.[4] Art. 698 para. 2 ciph. 6 CO (as quoted above) only authorizes limited additional powers to be included in a company's articles of association. Apart from the question whether such a provision would be permitted under Swiss law, the AoA of ACE do not contain any additional provisions which would allow the shareholders to mandate board action as required by the Proposal.

c) Conclusion

19 Therefore, neither art. 698 para. 2 ciph. 1-6 CO nor any other provisions of the law or the AoA of ACE empower the shareholders to mandate a certain board action as contemplated by the Proposal. Therefore, the Proposal does not fall within the competences of the general meeting of shareholders of ACE.

20 In fact, as it will be shown below, the Proposal conflicts with an inalienable and non-transferable power of the board of directors.

---

2 According to art. 2 of the Ordinance, the non-transferable powers of the general meeting of shareholders of Swiss companies listed in Switzerland or abroad are extended by the following items:

1. the election of the chairman of the board of directors;
2. the election of the members of the compensation committee;
3. the election of the independent voting rights representative;
4. the approval of the compensation of the board of directors, the persons whom the board of directors has, fully or partially, entrusted with the management of the Company (executive management) and the advisory board.

Furthermore, art. 7 para. 5 and art. 12 para. 1 ciph. 3 of the Ordinance require the articles of association to set out principles on the tasks and responsibilities of the compensation committee. Amendments of the articles of association are within the powers of shareholders (art. 698 para. 2 ciph. 1 CO, as mentioned above). Thus, while the determination of the tasks and responsibilities of board committees otherwise falls within the exclusive power of the board of directors to determine the company's organization (art. 716a para. 1 ciph. 2), as further set out below, art. 12 para. 1 ciph. 3 and art. 7 para. 5 of the Ordinance empower (and even require) the shareholders to interfere with the otherwise exclusive responsibility of the board of directors to determine company's organization in relation to the compensation committee.

3 Notably, art. 7 para. 5 and art. 12 para. 1 ciph. 3 of the Ordinance, as cited in the preceding footnote, only empower the shareholders to set out "principles" and only with respect to the compensation committee. In particular, they do not empower the shareholders to set out principles on the tasks and responsibilities of other board committees such as the audit committee. Furthermore, related proposals can only be made by a proposal to amend the articles of association accordingly. Therefore, nothing in the Ordinance empowers the shareholders to mandate board action as envisaged by the Proposal.

4 "The General Meeting is the supreme corporate body of the Company. It has the following non-transferable powers:

1. to adopt and amend the Articles of Association;
2. to elect and remove the members of the Board of Directors, the Chairman of the Board of Directors, the members of the Compensation Committee, the Auditors and the Independent proxy;
3. to approve the statutorily required management report, the annual accounts and the consolidated financial statements as well as to pass resolutions regarding the allocation of profits as shown on the balance sheet, in particular to determine the dividends;
4. to grant discharge to the members of the Board of Directors;
5. to approve the compensation of the Board of Directors and the Executive Management in accordance with Article 25; and
6. to pass resolutions regarding items which are reserved to the General Meeting by law or by the Articles of Association or which are presented to it by the Board of Directors." (Article 9 AoA of ACE).

4 The Proposal Conflicts with the Powers of the Board of Directors in Violation of Swiss Law and ACE's Governing Documents

21 As a general matter, the board of directors of a Swiss corporation is vested with a wide range of non-transferable and inalienable powers and responsibilities. Art. 716*a* para. 1 ciph. 1-7 CO provide the board of directors with the following non-transferable and inalienable responsibilities:

> 1. *the overall management of the company and the issuing of all necessary directives;*
> 2. *determination of the company's organization;*
> 3. *the organization of the accounting, financial control and financial planning systems as required for management of the company;*
> 4. *the appointment and dismissal of persons entrusted with managing and representing the company;*
> 5. *overall supervision of the persons entrusted with managing the company, in particular with regard to compliance with the law, articles of association, operational regulations and directives;*
> 6. *compilation of the annual report, preparation for the general meeting and implementation of its resolutions;*
> 7. *notification of the court in the event that the company is over-indebted.*

22 Apart from that and as a general rule, the board of directors is responsible for all other matters that are not by law or by the articles of association assigned to the general meeting. This is provided for in art. 716 para. 1 CO:

> "*The board of directors may pass resolutions on all matters not reserved to the general meeting by law or the articles of association.*"

This provision hence serves as a fall-back clause for any matters not explicitly attributed by either law or the articles of association to the shareholders or the board of directors.[5]

23 These principles are equally contained in article 20 AoA of ACE, which substantially mirrors the responsibilities mentioned in art. 716*a* para. 1 CO[6], and article

---

[5] BÖCKLI PETER, Schweizer Aktienrecht, 4th ed., Zurich/Basel/Geneva 2009, § 13 n. 298.

[6] "The Board of Directors has the following non-transferable and inalienable duties:
1. to ultimately oversee the Company and issue the necessary directives;
2. to determine the organization;
3. to organize the accounting, the financial control, as well as the financial planning;
4. to appoint and remove the persons entrusted with the management and representation of the Company and to grant signatory power;
5. to ultimately supervise the persons entrusted with the management, in particular with respect to compliance with the law and with the Articles of Association, regulations and directives;
6. to prepare the business report, the compensation report as well as the General Meeting and to implement the latter's resolutions;
7. to inform the judge in the event of overindebtedness;

19 lit. a AoA of ACE, the latter stipulating that the board of directors "attends to all matters which are not delegated to or reserved for another corporate body of the Company by law, the Articles of Association [the AoA of ACE] or the [organizational] regulations."

24 Thus, the board of directors of a Swiss corporation holds the full and exclusive authority to organize and manage the company as long as the board of directors complies with the applicable law, rules and regulations (art. 716*a* para. 1 ciph. 2 CO). Moreover, based on the Swiss legal principle that each corporate body has certain exclusive, non-transferable powers (*Paritätstheorie*),[7] the board of directors may not delegate an inalienable responsibility to the shareholders, nor may the shareholders interfere with the discretion of the board of directors in exercising its responsibilities and duties pursuant to art. 716*a* CO.[8] Shareholders could not even attract that powers by an amendment of the articles of association.[9] Therefore, the shareholders of ACE can neither restrict the board of directors' discretion nor give directions to the board of directors.[10]

25 In the case at hand, the Proposal concerns a matter within the inalienable and non-transferable powers of the board of directors, in particular the power of determining the company's organization (i.e. art. 716*a* para. 1 ciph. 2 CO). This specific power also includes that the board of directors gives itself an organizational structure.[11] This further includes the matter of setting up board committees as well as defining the tasks and responsibilities of the respective board committees by issuing respective directives and/or regulations if the board of directors deems this to be necessary.[12] As the Proposal mandates the board of directors to require the audit committee to request proposals for the audit engagement (see n. 9 above), it requires the Board in a binding way to assign a new task and a new responsibility to the audit committee. It thus interferes with the inalienable and non-transferable power of the board of directors to determine the company's organization and hence violates art. 716*a* para. 1 ciph. 2 CO.

---

8. to pass resolutions regarding the subsequent payment of capital with respect to non-fully paid-in shares;

9. to pass resolutions confirming increases in share capital and regarding the amendments to the Articles of Association entailed thereby;

10. to examine the professional qualifications of the specially qualified Auditors in the cases in which the law foresees the use of such Auditors." (Article 20 AoA of ACE).

7 See n. 12 above.

8 BSK OR II-WATTER/ROTH PELLANDA, Art. 716 n. 4, Art. 716a n. 1; FORSTMOSER PETER/MEIER-HAYOZ ARTHUR/NOBEL PETER, Schweizerisches Aktienrecht, Bern 1996, § 20 n. 13; ISLER MARTINA, Konsultativabstimmung und Genehmigungsvorbehalt zugunsten der Generalversammlung, Diss. Zurich, Zurich/St. Gallen 2010 (= SSHW 297), p. 29 f.; MEIER-HAYOZ ARTHUR/FORSTMOSER PETER, Schweizerisches Gesellschaftsrecht, 11th ed., Bern 2012, § 16 n. 353; see also BÖCKLI PETER, Schweizer Aktienrecht, 4th ed., Zurich/Basel/Geneva 2009, § 13 n. 291 and 439; FORSTMOSER PETER, Organisation und Organisationsreglement der Aktiengesellschaft, Zurich 2011, § 8 n. 3 ff.; ROTH PELLANDA KATJA, Organisation des Verwaltungsrates, Diss. Zurich, Zurich/St. Gallen 2007 (= SSHW 268), n. 517.

9 BÖCKLI PETER, Schweizer Aktienrecht, 4th ed., Zurich/Basel/Geneva 2009, § 12 n. 33, § 13 n. 290 ff.; BSK OR II-WATTER/ROTH PELLANDA, Art. 716 n. 4, Art. 716a n. 1; FORSTMOSER PETER/MEIER-HAYOZ ARTHUR/NOBEL PETER, Schweizerisches Aktienrecht, Bern 1996, § 30 n. 66 (in respect of the inalienable duty of determining the company's organization); ISLER MARTINA, Konsultativabstimmung und Genehmigungsvorbehalt zugunsten der Generalversammlung, Diss. Zurich, Zurich/St. Gallen 2010 (= SSHW 297), p. 30.

10 ISLER MARTINA, Konsultativabstimmung und Genehmigungsvorbehalt zugunsten der Generalversammlung, Diss. Zurich, Zurich/St. Gallen 2010 (= SSHW 297), p. 30.

11 BSK OR II-WATTER/ROTH PELLANDA, Art. 716a n. 12; ZK OR-HOMBURGER, Art. 716a n. 554 f.

12 See BSK VegüV-VOGT, Art. 7 n. 206; FORSTMOSER PETER, Organisation und Organisationsreglement der Aktiengesellschaft, Zurich/Basel/Geneva 2011, § 5 n. 28 f.; FORSTMOSER PETER/MEIER-HAYOZ ARTHUR/NOBEL PETER, Schweizerisches Aktienrecht, Bern 1996, § 30 n. 66; ROTH PELLANDA KATJA, Organisation des Verwaltungsrates, Diss. Zurich, Zurich/St. Gallen 2007 (= SSHW 268), n. 554 and 558.

26 In addition, even where the subject-matter of the steps to be taken would not be within one of the inalienable and non-transferable powers of the board of directors, the shareholders of a Swiss corporation have no powers to direct the board of directors to take certain steps in any regard, unless so provided by the articles included in the company's articles of association, as required by art. 716 para. 1 CO and article 19 lit. a AoA of ACE (as quoted above). As established above[13], however, the Proposal does not fall within the powers of the general meeting of shareholders attributed to it by law or the AoA of ACE. Therefore, also based on the fall-back rules of art. 716 para. 1 CO and article 19 lit. a of the AoA of ACE, ACE's board of directors has the exclusive powers on the matters considered by the Proposal.

27 Consequently, if the general meeting of shareholders were to vote in a binding manner on the Proposal, such vote would violate the separation of powers among ACE's corporate bodies and would restrict the powers of ACE's board of directors in violation of Swiss law and the AoA of ACE. The Proposal aims at mandating by resolution an action of the board of directors in an area solely reserved for the discretion of the board of directors.

C Conclusion

28 The Proposal does not fall within the powers of the general meeting of shareholders of ACE and conflicts with the inalienable and non-transferable powers of the board of directors. As a consequence, a binding shareholders' resolution as requested by the Proposal would violate Swiss law and the AoA and is thus an improper and illegal subject for a vote of the shareholders of ACE under Swiss law.

* * *

Yours sincerely,

Bär & Karrer AG



Dr. Urs Kägi

[13] See n. 19.